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                          June 8, 2021

       Perry Lu
       Chief Financial Officer
       Glory Star New Media Group Holdings Limited
       22F, Block B, Xinhua Technology Building
       No. 8 Tuofangying South Road
       Jiuxianqiao, Chaoyang District, Beijing, China

                                                        Re: Glory Star New
Media Group Holdings Limited
                                                            Registration
Statement on Form F-1
                                                            Filed June 1, 2021
                                                            File No. 333-256688

       Dear Mr. Lu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Wray at 202-551-3483 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              John Yung